UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Energizer Resources Inc. (formerly Uranium Star Corp.)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29269X 10 2

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)

CUSIP No. 29269X 10 2	Page 2 of 5

1	NAME OF REPORTING PERSON	Virginia Mines Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) _X_
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canada (Federally Incorporated)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 29269X 10 2	Page 3 of 5

The Statement on Schedule 13G, dated June 9, 2006, filed by Virginia Mines Inc., as amended by Amendment No. 1 dated February 5, 2007, Amendment No. 2 dated February 6, 2008, and Amendment No. 3 dated February 11, 2009, is hereby amended and restated in its entirety to read as follows:

Item 1(a). Name of Issuer:

Energizer Resources Inc. (formerly Uranium Star Corp.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

520-141 Adelaide Street West
Toronto, Ontario, Canada M5H 3L5

Item 2
(a). - (c). Name, Principal Business Address and Citizenship of Person Filing:

Virginia Mines Inc.
116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7

Citizenship: Canada (Federally Incorporated)

Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number: 29269X 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.
(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d‑1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

Not Applicable

CUSIP No. 29269X 10 2	Page 4 of 5

Item 4. Ownership.

The information in items 1 and 5 through 11 on page 2 on this Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29269X 10 2	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2010	Virginia Mines Inc. By: /s/ André Gaumond Name: André Gaumond Title: President